**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

☒ Form C: Offering Statement
    ☐     Form C-U: Progress Update
    ☐     Form C/A: Amendment to Offering Statement
    ☐     Check box if Amendment is material and investors must reconfirm within five business days.
    ☐     Form C-AR: Annual Report
    ☐     Form C-AR/A: Amendment to Annual Report
    ☐     Form C-TR: Termination of Reporting

***Name of issuer***
Emteq Labs Inc.

***Legal status of issuer***

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    December 29, 2023

***Is there a co-issuer? _____ yes \_\_x\_\_\_\_no.***

***Physical address of issuer***
1321 ASHLAND AVENUE, SANTA MONICA CA, 90405

***Website of issuer***
www.emteqlabs.com

***Name of intermediary through which the offering will be conducted***
DealMaker Securities, LLC

***CIK number of intermediary***
0001872856

***SEC file number of intermediary***
008-70756

***CRD number, if applicable, of intermediary***
315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the

Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
None

***Type of security offered***
Common stock

***Target number of Securities to be offered***
7,730

***Price (or method for determining price)***
$1.25

***Target offering amount***
$10,000.69

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

***Maximum offering amount (if different from target offering amount)***
$4,999,999.61

***Deadline to reach the target offering amount***
May 30, 2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

***Current number of employees***
0

| | Most recent fiscal year-end July 24 | Prior fiscal year-end N/A |
|---|---|---|
| **Total Assets** | $0.00 | N/A |
| **Cash & Cash Equivalents** | $0.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $3,095.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $0.00 | N/A |
| **Cost of Goods Sold** | $0.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | $0.00 | N/A |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**
**June 17, 2025**



**Emteq Labs Inc.**

**Up to $4,999,999.61 ("Maximum Amount") of up to 3,864,760 securities**
**including an aggregate $169,050.00 in Investor Transaction Fees**

COMPANY, ("Emteq Labs Inc.", the "Company," "we," "us", "Issuer" or "our"), is offering up to **$4,999,999.61** worth of Common stock of the Company (the "Securities" or singularly the "Security") at a price of **$1.25** per Security. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is **$10,000.69** (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by May 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 30, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor. Each investor must therefore invest a minimum of $1,035.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

**NOTICE REGARDING THE ESCROW AGENT**

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### Corporate Structure

The Emteq group of companies consists of a parent organization, Emteq Ltd, based out of Brighton, United Kingdom, a wholly owned subsidiary AIDEA Lab Dooel, based in Skopje, North Macedonia and a wholly owned subsidiary Emteq Labs Inc,, based in California, USA.

Emteq Ltd is owned by private shareholders, including the Founder, CEO and directors, a number of business angel investors and NCL Investment Management, a UK based specialist healthcare venture capital firm. The company has developed and owns proprietary technology in the field of emotion sensing and smart glasses based on optomyography (OMG). This includes a significant number of granted patents and patent applications. The company is responsible for the continued protection of existing IP around the hardware and software aspects of the technology, as well as development and further innovation to improve form, function, operation and applications. Emteq Ltd has successfully attracted a number of UK grants including Innovate UK and NHS.

AIDEA Lab Dooel is a subsidiary of Emteq Ltd with a highly qualified staff of data science experts headed up by world leading data scientist Prof Hristijan Gjoreski. The team provides data analysis and software development services to Emteq Ltd which are vital to collecting, transforming, analyzing and interpreting the data produced by the novel OMG sensor technology.

Emteq Labs Inc is the commercialization company for the novel technology and will be the primary profit center for the group. Emteq Ltd has entered into an exclusive, perpetual, worldwide license agreement with Emteq Labs Inc such that all current and future developed technology from Emteq Ltd will be commercially exploited only through Emteq Labs Inc. This includes the right for Emteq Labs Inc to sub-license to third parties for other applications and geographies if appropriate. Emteq Labs Inc will pay Emteq Ltd a license fee and royalties based on revenue generated from sales. Those funds will be used to maintain the IP portfolio protection and develop new future IP which can be commercialized. Emteq Labs Inc remains responsible for near market product development.

### Company Overview

Emteq Labs Inc. operates within the health tech and wearable technology industry, specifically at the intersection of behavioral health, diet management, and emotion sensing. As a wholly owned subsidiary of Emteq Limited, Emteq Labs Inc. was established to support the launch of Sense, a line of smart eyewear devices in health and wellness. The industry is highly competitive, with rapid technological developments and increasing convergence between consumer electronics, medical devices, and digital health platforms. Supply availability is generally stable, leveraging standard electronic components and contract manufacturers experienced in smart eyewear and AR/VR devices, though global electronics markets can be sensitive to geopolitical shifts and tariffs. Seasonality is moderate, with some heightened consumer interest typically seen in Q4 due to holiday purchases and Q1 due to New Year health goals. The sector is innovation-driven, with success depending on clinical validation, user engagement, and strategic partnerships, particularly with health providers, pharmaceutical companies, and wellness platforms.

### Business Model

Emteq Labs Inc., supported by its parent company, Emteq Limited, will adopt a phased marketing and distribution strategy for its product, Sense. Initially, the company plans to target B2B2C channels, where the product will be recommended and distributed through healthcare professionals. This approach is intended to build clinical credibility and generate early case studies. Marketing in this phase will focus on professional conferences, peer-reviewed publications, and engagement with key opinion leaders in nutrition and behavioral health.

In the second phase, the company will expand into direct-to-consumer (B2C) channels, selling via e-commerce platforms, including its own website and selected online health tech retailers. Marketing will focus on digital campaigns, social media, influencer partnerships, testimonials, and earned media coverage in health and technology publications.

In the longer term, Emteq Labs Inc. aims to scale distribution through strategic partnerships with pharmaceutical companies, wellness programs, and insurance providers, and to license its technology to OEMs and AR/VR device manufacturers, enabling broad integration of its facial sensing platform into third-party products.

**Competitors**

The competitive landscape for Sense spans multiple domains – from traditional weight-loss methods to high-tech wearables – since it addresses an intersection of diet, emotions, behavior, and sensor technology. Below are the key competitor categories and players, and how Emteq differentiates itself.

*Manual Diet Logging and Apps:* Millions attempt weight loss using apps like MyFitnessPal, LoseIt, or Noom which require manual input of food intake or mood. The problem is user compliance and data accuracy. Manually logging every meal is tedious; users often forget or underestimate, leading to incomplete data and plateauing engagement. While some apps add coaching or CBT (e.g., Noom's daily psychology tips), they still rely on user-reported data and lack real-time intervention. Sense has a major edge here: it automates diet tracking (detects eating without user effort) and provides feedback during actual eating events, which no app can do. Also, where apps can remind or educate at set times, Sense's in-the-moment nudges when a user is, say, eating too fast or is about to snack, are far more impactful for habit change. Essentially, Sense can be seen as the next evolution of diet apps – moving from retrospective logging to proactive prevention. Rather than competing directly with apps like Noom, Emteq could partner or integrate (e.g., feeding Sense data into Noom's coaching engine), as Sense's data enhances their service.

*Emotion & Stress Wearables:* On the emotional health side, a few devices aim to track stress or mood (e.g., Garmin watches have stress scores, the Spire stone for breathing, or even new devices like the "Moodbeam" wristband). These tend to rely on simplistic proxies such as heart rate, heart rate variability, respiratory rate, etc.). Emteq's facial sensing provides a more direct window into emotional expression. This broad applicability might spawn competitors focusing on emotion-sensing glasses (for example, there's discussion of companies exploring "mood glasses"), but Emteq's IP and head start with validated tech gives it a strong market entry point.

*Wearable Fitness & Wellness Trackers:* Devices like Fitbit, Apple Watch, Garmin, Oura Ring, etc., are indirect competitors as they vie for consumers' wrist-space and promise health insights. However, none of these mainstream wearables directly addresses eating behavior or emotions – their focus is on activity, heart rate, sleep, and sometimes generic stress (like heart rate variability). Sense provides novel data that wrist and ring trackers cannot capture – chewing and facial expressions. Attempts to infer calorie intake from wrist motion or heart rate are error-prone and don't give actionable behavioral insight. Moreover, the facial sensing approach is much more granular for emotional detection than an electrodermal sensor or HR monitor. For consumers who already use wearables, Sense can complement them (e.g., someone might use a Fitbit for exercise tracking and Sense for diet or emotion tracking). In the long run, however, some convergence is anticipated – and Emteq's strategy to license its platform could see the tech embedded in future generations of mainstream wearables (for example, licensing OMG sensors to a major eyewear or AR company). The company's patents and head-start position it strongly if big players try to enter facial sensing; indeed Emteq holds broad patents on optical emotion sensing in wearables which would make it difficult for a competitor to implement a similar solution without licensing from the company.

*Emerging Smart Glasses & AR Devices:* The tech industry is witnessing a surge in smart glasses and augmented reality (AR) eyewear (e.g., Meta's Ray-Ban Stories, Snap Spectacles, Google's glasses, etc.). Most of these are focused on photography, audio, and AR displays rather than health sensing. One could consider that a device like Google Glass or Snap Spectacles (which have cameras) might eventually try features like fitness or diet tracking but a camera-based approach would be not only battery-intensive and invasive but also less accurate in varied lighting conditions. Emteq's optical flow sensors are tuned exactly for this purpose and generate data that is easier for AI to interpret (outputing vectors rather than raw images, simplifying analysis). It is worth noting that Emteq Labs Inc's CEO previously led Snap's AR hardware efforts, and is well aware of the competitive landscape in smart eyewear. The company is leveraging that insight to position Sense at the intersection of wellness and wearable tech.

*Weight Loss Medications & Programs:* While not a tech competitor, it's important to consider how Sense fits relative to the booming market of GLP-1 drugs (like Ozempic, Wegovy) and traditional programs (Jenny Craig,

etc.). Rather than competing, Sense is complementary. A major side effect fact and reason for non-compliance is nausea. This is because GLP-1s slow stomach emptying. Slowing down eating is a known way to avoid this side effect but is currently a behavior that's difficult to change, until now. Emteq's muscle sensing and biofeedback technology causes slower eating in >90% of those tested. For patients on medication, Sense helps instill the mindful eating behavior change needed so that when a person comes off the drug, they don't rebound – solving a known problem noted by healthcare providers. For weight-loss programs, Sense could be a high-tech adjunct that provides accountability between weekly meetings or coaching sessions. In terms of investor perspective, these adjacent solutions actually drive demand for Sense: as more people try GLP-1 injections or structured diets, the more they (and their providers) will realize the need for concurrent behavioral tools. Emteq is already engaging with this ecosystem.

## Industry

Emteq Labs Inc. operates in the health tech industry, initially focusing on wearable technology for weight management and emotional wellness. The company's flagship product, Sense, leverages optomyography (OMG) facial sensors and AI-driven coaching to monitor real-time eating behaviors and emotional states, addressing the global obesity and emotional health crisis. The industry is seeing an increasing convergence between digital health solutions and behavioral science, with an expanding focus on personalized health and AI-driven interventions, which presents significant opportunities for Emteq to lead in this emerging category.

## Current Stage

Emteq Limited and its subsidiary, Emteq Labs Inc., are in distinct stages of development, with Emteq Limited being more established and Emteq Labs Inc. in its early-stage growth. Emteq Limited, as the parent company, has a solid foundation in the wearable health tech industry, with 27 granted patents and 28 peer-reviewed publications supporting its optomyography (OMG) facial sensors technology. The company has successfully completed clinical trials and is now focusing on scaling operations and supporting Emteq Labs Inc. in its market entry. Emteq Labs Inc., incorporated in December 2023, owns a perpetual worldwide license to Emteq Limited's IP. The product is aimed at leveraging Emteq Limited's patented technology for real-time monitoring of eating behaviors, emotional wellness, and more. Together, Emteq Limited provides the expertise, IP, and experience to support Emteq Labs Inc. as it looks to disrupt the digital health market and more

## Future Roadmap

Emteq Labs Inc has three revenue streams: services, products, and licensing. The company uses the services category to develop capabilities; the products category to prove those capabilities in market with larger numbers of people; and the licensing category to have the largest impact.

In services, the company is already in the business of measuring consumer sentiment and will expand to facial motion capture, eating research, medical applications, and ultimately, XR. In products, its launch eyewear will be focused on diet health, followed by emotional health, medical, and eventually consumer sentiment.

By licensing its technology, the company will not only generate additional revenue streams but also increase its market penetration by embedding its tech into third-party products. Emteq expects its licensing to follow a similar progression of diet, emotions, medical, sentiment, avatars/telepresence, and complementary input.

## PERKS

Investors receive bonus shares as a reward for early participation. These bonus shares are the same class of shares and will be aggregated and assigned within a reasonable time after closing based on the investor meeting the criteria presented. The earlier an investment and the more invested, the greater the bonus shares awarded:

- During the first 30 days, investors receive a 25% discount on glasses and:
    - Investors of $1,000 to $2,499 will receive a 5% share bonus
    - Investors of $2,500 to $4,999 will receive an 8% share bonus, early access to investor-only product updates, and an exclusive virtual demo session of the Emteq device with the product team

- o Investors of $5,000 to $9,999 will receive a 12% share bonus, priority access to beta hardware/software tests, and limited-edition investor merchandise
  - o Investors of $10,000 to $49,999 will receive a 15% share bonus and a private virtual briefing with the product team
  - o Investors of $50,000+ will receive a 25% share bonus and a VIP on-site lab tour and dinner with the founders
- During the second 30 days, investors receive a 20% discount on glasses and:
  - o Investors of $1,000 to $2,499 will receive a 3% share bonus
  - o Investors of $2,500 to $4,999 will receive a 6% share bonus and an exclusive virtual demo session of the Emteq device with the product team
  - o Investors of $5,000 to $9,999 will receive a 10% share bonus and a limited-edition investor merch
  - o Investors of $10,000 to $49,999 will receive a 13% share bonus and a private virtual briefing with the product team
  - o Investors of $50,000+ will receive a 23% share bonus and a VIP on-site lab tour and dinner with the founders
- After the first 60 days, investors receive a 10% discount on glasses and:
  - o Investors of $1,000 to $2,499 will receive no share bonus
  - o Investors of $2,500 to $4,999 will receive a 3% share bonus
  - o Investors of $5,000 to $9,999 will receive a 7% share bonus
  - o Investors of $10,000 to $49,999 will receive a 10% share bonus and a private virtual briefing with the product team
  - o Investors of $50,000+ will receive a 20% share bonus and a VIP on-site lab tour and dinner with the founders

For benefits other than bonus shares, investors will receive the benefits at their level of investment as well as those at the lower levels of investment. For example, after the first 60 days, an investor of $50,000+ would receive a 20% share bonus, a VIP on-site lab tour and dinner with the founders, a private virtual briefing with the product team, and a 10% discount on glasses. The discounts on glasses will be available to investors for six (6) months after the company's initial product launch and limited to two (2) pairs per investor.

**OFFICER AND DIRECTORS**

The Company is a corporation, managed by its Board of Directors and officers.

| Name | Position with the Issuer | Joined Company | Other Current Occupation and Occupation During Last 3 Years |
|---|---|---|---|
| Steen Strand | Director and CEO | Dec-23 | • CEO at Emteq Limited, parent company of the Issuer (Oct 24 - present) <br> • Director at Emteq Limited, parent company of the Issuer (Nov 23 - present) <br> • Head of hardware & strategy at Snap Inc. (Oct 18 to Sept 22) |
| Dr Charles Nduka | CFO, CSO and Secretary | Dec-23 | • Director and CSO at Emteq Limited, parent company of the Issuer (July 15 - present) <br> • Consultant Plastic and Reconstructive Surgery at QVH (March 05 - present) |

Additional Information About Officers and Directors

Steen Strand is the Director and CEO of Emteq Labs Inc., a U.S.-based company created to drive Emteq's commercialization. He also serves as Director and CEO of Emteq Ltd, where he oversees strategic direction and leads the development of its advanced emotion-sensing wearable hardware. Prior to joining Emteq, Steen was Head of Hardware at Snap Inc., where he led the development of Spectacles and was responsible for shaping hardware strategy, forming key partnerships, and driving investments and acquisitions, including the $500M acquisition of WaveOptics. Steen brings a deep background in product innovation, hardware systems, and market expansion to Emteq's mission of advancing emotion-aware computing.

Dr. Nduka actively leads research, product innovation, regulatory filings, and financial planning at Emteq Labs Inc. He is the co-founder and Chief Scientific Officer of Emteq Ltd, parent company of Emteq Labs Inc., which develops wearable technology that monitors and interprets facial expressions to assess emotional and neurological health. His academic contributions include over 100 scientific publications, and he serves as an Honorary Senior Lecturer at Imperial College London. In addition to his role at Emteq Labs, Dr. Nduka serves as a Consultant Plastic and Reconstructive Surgeon at Queen Victoria Hospital, where he co-founded the UK's largest multidisciplinary facial palsy service. His clinical expertise and commitment to patient care have significantly contributed to advancements in facial reanimation techniques and rehabilitation. Dr. Nduka's career exemplifies a dedication to integrating surgical excellence with technological innovation to enhance patient outcomes.


## RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

### Regulatory Risk
Emteq Labs Inc. operates in a highly regulated industry, and future changes in laws, regulations, or policies governing wearable health technology, data privacy, or health data usage could materially affect the Company's ability to conduct business. Non-compliance with evolving regulations may result in fines, reputational damage, or operational restrictions.

### International Regulatory Risk
Emteq Labs Inc. is expanding its operations internationally, which exposes the company to various regulatory environments and compliance requirements in multiple countries. Regulations governing the use of wearable technology, health data privacy, and medical devices differ from country to country. Compliance with these regulations is complex and costly, and failure to adhere to local laws and regulations could result in fines, restrictions on product sales, or delays in market entry. The company must continuously monitor and adapt to these regulatory changes, which may impact its ability to scale internationally and could lead to unexpected costs or operational disruptions.

### Cross-Border Data Privacy and Security Risk
As a company involved in health and behavioral data collection, Emteq Labs Inc. must adhere to data privacy and protection regulations such as the EU's GDPR (General Data Protection Regulation), the U.S. HIPAA, and other global standards. These regulations impose strict requirements on how personal data is collected, stored, processed, and transferred. Non-compliance with these regulations could result in significant financial penalties, reputational damage, and loss of customer trust. Furthermore, if the company operates in multiple regions with varying data protection standards, the complexity of maintaining compliance increases, which may impact operational efficiency and costs.

### Market Adoption Risk
While the company has engaged in thorough research, including focus groups, surveys, interviews, and product testing, there can be no guarantee that end users will want to buy the company's product in large numbers. It's possible that for the majority of people, the friction of wearing eyewear exceeds the benefits received by wearing them, whether for short-term "home kit" use cases or long-term health and wellness applications.

### Category Risk
All indications are that the smart eyewear market will continue to grow into a large market, and transition to an even larger market for AR eyewear. But this cannot be guaranteed, and there have been many previous windows in the evolution of eyewear where near-term growth expectations did not pan out.

### Technology Risk
In spite of 10 years of development and testing, there is risk that an unforeseen aspect of the company's core technology is not ultimately suitable for the intended applications. For some use cases, it is important that the company miniaturizes its sensing technology. This will enable a small, lightweight, all-day-wearable form factor for the broader adoption of use cases beyond diet health (emotions, sentiment, etc.) This miniaturization process is

under way, and all indications suggest it is feasible, but there is no guarantee that it will ultimately succeed, or succeed soon enough to allow the company to rapidly grow.

**Technology Obsolescence**

The wearable tech industry is rapidly evolving. Emteq Labs Inc.'s technology, while advanced today, may become obsolete or less relevant if new, disruptive technologies emerge. The Company's ability to adapt and innovate will be critical to staying competitive.

**Intellectual Property Protection**

While the company has 27 issued patents, it is possible that another company could copy the core technology, infringe upon or challenge its intellectual property. This could result in a long-term patent litigation which would be costly and would potentially need to be funded by litigation financing. Additionally, if the Company's IP protection is weakened or invalidated, this could negatively impact its competitive position in the market.

**Competition Risk**

Emteq Labs Inc. operates in a highly competitive market with numerous players, including large tech companies, health tech startups, and well-established fitness tracking brands. While the Company's technology offers unique capabilities, such as real-time behavioral health tracking, there is no guarantee that Emteq Labs Inc. will be able to maintain its competitive advantage.

**Product Development and Execution Risk**

The successful launch of Sense depends on the successful completion of product development milestones. Delays or failures in product development, including miniaturization of sensors, integration with other health tracking systems, or unforeseen technical challenges, could delay the product launch or result in a product that does not meet consumer expectations.

**Data Security and Privacy Risk**

As the Company's products collect sensitive personal health data, it faces the risk of a data breach or other security incidents. Protecting user data and complying with stringent data privacy regulations, such as HIPAA in the US, will be essential. Any failure in data security could result in legal liability, regulatory penalties, and loss of customer trust.

**Unforeseen Legal Liabilities**

The Company may be exposed to legal actions from customers, employees, or competitors. These legal challenges, whether or not they have merit, could result in significant costs, damage to the Company's reputation, or delays in product development and market entry.

**Public Perception and Brand Risk**

Negative media attention, customer dissatisfaction, or public controversies related to the Company's products or business practices could harm the Company's brand and reputation. Rebuilding public trust can be challenging and may require significant resources and time.

**Supply Chain and Manufacturing Risk**

The production of Sense relies on third-party manufacturers and the availability of essential components. Global supply chain disruptions, such as those caused by geopolitical instability, trade barriers, or natural disasters, may result in delays, increased costs, or inability to meet market demand.

**Uncertain Risk**

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess**
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds, it will not succeed**
The Company is offering Securities representing ownership, which may be defined as Common Shares/Stock, Interests, or Units in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**We may not have enough capital as needed and may be required to raise more capital.**
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.  Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Investor Dilution Risk**
Future rounds of financing, including additional equity offerings, could result in dilution of existing shareholders' ownership stakes. The Company may also issue convertible notes or other securities that could convert into equity, further diluting current investors' ownership.

**Terms of subsequent financings may adversely impact your investment**
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

**Management Discretion as to Use of Proceeds**

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward-Looking Information**
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**The amount raised in this offering may include investments from company insiders or immediate family members**
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**You must keep records of your investment for tax purposes:**
As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

**Using a credit card to purchase Securities may impact the return on your investment:**
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

***The Investor Transaction Fee may not count toward your cost basis for tax purposes.*** The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation

**Any Valuation at This Stage Is Difficult to Assess**
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $1.25. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. The Investor Transaction fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, it was not used in determining the company's valuation. Including this fee will increase the valuation for which you are paying for Securities in the company accordingly.

**SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS**

Emteq Ltd, which licenses core technology to the Issuer, is partially controlled by the Issuer's Officers and Directors. Although Emteq Ltd has additional directors and shareholders, Charles Nduka and Steen Strand hold executive positions and exercise significant influence over its strategic direction and operations. Emteq Labs Inc. is authorized to issue 40 million shares of common stock at $0.01 par value, comprising Voting and Non-Voting Common Stock. The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | As Percentage |
|---|---|---|---|
| Emteq Ltd | 36,000,000 | Common Stock | 100% |

## RECENT OFFERINGS OF SECURITIES

### Recent Offerings of Securities
Other than the 1000 shares the company issued at formation (and subsequently split into 36,000,000 shares), the company has not issued securities within the last three years.

## THE COMPANY'S SECURITIES

### The Company's Securities
The Company has authorized Common stock and non-voting Common stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,864,734 of non-voting Common stock.

### Securities Class Information for Current Regulation CF Offering
**Non-Voting Common Stock**
The number of securities authorized is 4,000,000 with a total of 0 outstanding.

**Voting Rights**
Non-voting

**Material Rights**
None

### Securities Class Information for Other Authorized Securities
**Common Stock**
The number of securities authorized is 36,000,000 with a total of 36,000,000 outstanding.

**Voting Rights**
Voting rights

**Material Rights**
***Other Class Material Rights***

**How the rights of these securities will affect the rights of the securities sold in the Regulation CF offering**
The securities offered in the Reg CF offering are non-voting common stock. These shares have the same economic rights as the company's voting common stock, including rights to dividends (if declared) and proceeds upon liquidation. However, they do not carry voting rights and therefore will not allow investors to vote on company matters. The company may issue other securities in the future, including preferred stock or convertible instruments, which could have rights, preferences, or privileges senior to those of the common stock offered in the Reg CF campaign.

### Minority Interest
As an investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Dilution**

When an investor makes an investment in a class of Securities that represents ownership of the Company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when the Company issues more securities that reflect ownership (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

**VALUATION**

**Pre-Money Valuation:** $45,000,000

**Valuation Details**

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Offering Price**

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.


**Related Party Transactions**

None

**Transferability of securities**

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

**Company's Cash and Cash Equivalents**

As of the most recent fiscal year-end (Year End July 24), Emteq Labs Inc. reported $0 in cash and cash equivalents. This is expected given that the company was incorporated in December 2023 and has not yet commenced full operational activities. The company plans to raise funds through this offering and deploy them in accordance with the planned use of proceeds outlined in the 'Use of Proceeds' section.

**General overview of the Company's current financials condition based on the financials included with this Offering**

Emteq Labs Inc. is a newly formed U.S. entity established to support the commercialization and expansion of Emteq Limited's emotion-sensing wearable technology within the North American market. At the time of filing, the company has not generated any revenue, holds no cash or assets, and has recorded a small amount of short-term debt ($3,095) related to incorporation and initial setup costs. This debt reflects an intercompany liability to Emteq Ltd. The current financial state reflects the pre-operational phase of the company prior to capital injection and go-to-market activities.

**Company's Liquidity and Capital Resources**

At the time of this filing, Emteq Labs Inc. has no liquid capital. Its short-term obligations consist of incorporation-related expenses funded through an intercompany arrangement. The company anticipates that its liquidity position will be significantly improved following a successful fundraise, which will provide the necessary working capital to support product launch. Emteq Ltd., the parent company, has been operating for over a decade and is licensing its technology to Emteq Labs Inc. for commercialization. Emteq Ltd's accounts can be consulted on the Companies House website.

**Companies Capital Expenditures and Other Obligations**

To date, Emteq Labs Inc. has made no capital expenditures. The only financial obligation currently on the balance sheet is a short-term intercompany loan used for corporate setup. Upon completion of the fundraising round, the company plans to allocate capital as detailed in the "Use of Proceeds" section.

**Company's Historical Results of Operations**

There are no historical revenues or operations to report at this time. The company was incorporated in December 2023 and has not yet begun commercial activity. All product development, IP generation, and research to date has been conducted by Emteq Ltd., which continues to provide technical and operational support under a licensing agreement.

**Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements**

Since the close of the reporting period, the company has initiated preparatory activities for a U.S. market launch, including early-stage planning for supply chain, marketing and digital infrastructure. Management believes there is a growing trend toward emotion-aware computing and sees strong potential for its wearable technology to serve unmet needs in health, wellness, and human-computer interaction. No material changes to the company's financial position have occurred since year-end, but significant operational activity is expected to commence following the capital raise.

As of the date of this filing, Emteq Labs Inc. has an outstanding intercompany debt of $3,095, which was incurred to cover formation-related costs paid by the parent company, Emteq Ltd.

- Amount: $3,095

- Interest Rate: 0% per annum (no interest)

- Maturity Date: The debt is repayable upon the Company reaching at least $2 million in new external funding or at the discretion of the Board.

- Other Material Terms: The Company may make early repayments at any time. Repayments will be made when sufficient funds are available, with the timing of repayment to be determined by the Board in line with the Company's cash flow and capital raising activities.

This debt represents a temporary obligation to Emteq Ltd, and is expected to be settled once the company has sufficient capital from external funding sources.

## USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Transaction Fee) in the following manner:

| Purpose or Use of Funds | Allocation of Proceeds for a Target Amount Raise | Percentage of Proceeds for a Target Amount Raise | Allocation of Proceeds for a Maximum Raise | Percentage of Proceeds for a Maximum Raise |
|---|---|---|---|---|
| | | | | |
| Intermediary Fees | $850 | 8.5% | $425,000 | 8.5% |
| Product Development | $2,650 | 26.5% | $1,750,000 | 35% |
| Data Science & Dev | $5,300 | 53% | $1,100,000 | 22% |
| Sensor Miniaturization | $0 | 0% | $750,000 | 15% |
| Marketing | $0 | 0% | $450,000 | 9% |
| Misc Expenses | $1,200 | 12% | $275,000 | 5.5% |
| Intellectual Property | $0 | 0% | $250,000 | 5% |
| **Total** | $10,000 | 100% | $5,000,000 | 100% |

The above figures represent only estimated costs. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad direction over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from the offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

## Disqualification

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

## Compliance Failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

## Tax Matters

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

*In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.*

## OTHER INFORMATION

**Bad Actor Disclosure**

None

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.emteqlabs.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**INVESTMENT PROCESS**

**Information Regarding Length of Time of Offering**

**Investment Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.invest.emteqlabs.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

*Rolling and Early Closings*: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

***Investment Cancellations***: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

*Notifications*: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.


**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

***Instructions.***

1.       The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.       The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.